UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 30, 2004

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Capital Accumulation Plan

Financial Statements and Schedule

Years Ended October 30, 2004, and October 25, 2003

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan as of October 30, 2004, and October 25, 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 30, 2004, and October 25, 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of October 30, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
April 8, 2005

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 30, 2004	October 25, 2003
Assets
Investments	$20,351,005	$17,089,910
Contribution receivable from employer	21,663	22,455
Contribution receivable from participants	27,707	28,199
Net assets available for benefits	$20,400,375	$17,140,564

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 30, 2004	October 25, 2003
Additions:
Employer incentive and match contributions	$1,086,829	$990,538
Participant contributions	1,512,650	1,438,795
Employee rollover	157,904	27,631
Investment income	413,222	436,276
Total additions	3,170,605	2,893,240

Deductions:
Distributions to participants	1,152,482	1,042,886
Administrative expenses	46,292	42,907
Total deductions	1,198,774	1,085,793

Net realized and unrealized appreciation in aggregate current market value of securities	1,287,980	1,258,779
Net increase	3,259,811	3,066,226
Net assets available for plan benefits at beginning of year	17,140,564	14,074,338
Net assets available for plan benefits at end of year	$20,400,375	$17,140,564

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 30, 2004

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses of administering the Plan are paid by the Plan unless paid by the plan sponsor.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering certain employees of Rochelle Foods, Inc.; Creative Contract Packaging Company; Park Ten Foods, Ltd.; Fort Dodge Foods, Inc.; Hormel HealthLabs; and Osceola Foods, Inc. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 50% of their compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy Section 404(c) of the Internal Revenue Code (the Code). The company provides matching and fixed incentive contributions. These contributions vary according to employee classification and employer.

Participant contributions are always fully vested. Participants become vested 20% per year, over five years, in their company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 30, 2004, and October 25, 2003, were $54,986 and $124,062, respectively. Cumulative forfeited non-vested accounts as of October 30, 2004, and October 25, 2003, were $75,495 and $60,346, respectively.

Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Participants are required to make repayments of principal and interest through payroll deductions. Loans are secured by the balance in a participant’s account.

The Company has the right under the plan agreement to reduce, suspend, or discontinue its contribution to the Plan and to terminate the Plan. In the event of termination of the Plan, each participant would become fully vested and the assets of the Plan would be distributed to the participants.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 4.5% and 5.0% as of October 30, 2004, and October 25, 2003, respectively. The average yield on the Plan’s investment contract for the years ended October 30, 2004, and October 25, 2003, was 4.5% and 5.0%, respectively. Fair value of the investment contract was estimated to be approximately 97.0% of contract value as of both October 30, 2004, and October 25, 2003. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 30, 2004, and October 25, 2003, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,287,980 and $1,258,779, respectively, as follows:

	2004	2003
Net appreciation (depreciation) in fair value during the year:
Mutual funds	$403,202	$339,456
Pooled separate accounts	866,173	930,576
Nonpooled separate account	18,605	(11,253)
	$1,287,980	$1,258,779

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 30, 2004	October 25, 2003
Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Fundamental Value Fund	$1,256,364	$1,073,726
Sel Small Core Value Fund	1,431,576	950,470
Sel Aggressive Growth Fund	1,107,633	910,966
Sel Large Cap Val Fund	1,117,443	*

Mutual funds:
Manager’s Funds, LLC:
Manager’s Special Equity Fund	1,171,526	1,203,956

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	8,036,923	7,341,591

* Investment did not equal 5% or more of Plan’s net assets at plan year-end.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Capital Accumulation Plan

EIN: 36-3889635

Plan: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

Nonpooled separate account:
Hormel Stock Fund*	16,495 units	$295,885

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	568,413 units	8,036,923

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
High Yield Fund	5,720 units	797,155
Sel Small Core Value Fund	10,686 units	1,431,576
Sel Aggressive Growth Fund	20,257 units	1,107,633
Fundamental Value Fund	12,016 units	1,256,364
Sel Large Cap Value Fund	7,590 units	1,117,443
Sel Indexed Equity Fund	2,449 units	716,031
Conservative Journey Fund	1,527 units	192,869
Prm Core Bond Fund	492 units	669,070
Total pooled separate accounts		7,288,141

Mutual funds:
Manager’s Special Equity Fund	109,821 units	1,171,526
American Funds Euro Pacific Fund	71,086 units	1,002,274
American Funds Growth R4 Fund	84,427 units	963,465
Total mutual funds		3,137,265

Promissory notes	Various notes from participants, bearing interest at 5.00% to 10.50%, due in various installments through October 2018	1,592,791
Total assets held at end of year		$20,351,005

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date:	April 28, 2005	By	/s/M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Auditors